Filed pursuant to Rule 424(b)(3)
Registration No. 333-222454

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 12, 2018)

Valeritas Holdings, Inc.
3,350,807 Shares of Common stock

This prospectus relates to the sale of up to 3,350,807 shares of our common stock by Aspire Capital Fund, LLC. Aspire Capital is also referred to in this prospectus as the selling stockholder. The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we may receive proceeds of up to $20.0 million from the sale of our common stock to the selling stockholder, pursuant to a common stock purchase agreement entered into with the selling stockholder on January 7, 2018.
The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended. We have paid all applicable expenses of registering these shares at the time of the initial filing of the registration statement. All selling and other expenses incurred by the selling stockholder will be paid by the selling stockholder.
Our common stock is listed on the Nasdaq Capital Market under the ticker symbol “VLRX.” On February 12, 2018, the last reported sale price per share of our common stock was $3.05 per share.
You should read this prospectus and any prospectus supplement, together with additional information described under the headings “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information,” carefully before you invest in any of our securities.
Investing in our securities involves a high degree of risk. See “Risk Factors” on page 5 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is February 13, 2018

We are responsible for the information contained in this prospectus and any supplement or amendment or free writing prospectus prepared by us or on our behalf or to which we have referred you. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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ABOUT THIS PROSPECTUS
The registration statement of which this prospectus forms a part that we have filed with the Securities and Exchange Commission, or SEC, includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference” before making your investment decision.
You should rely only on the information provided in this prospectus or in any prospectus supplement or any free writing prospectuses or amendments thereto. Neither we, nor the selling stockholder, have authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.
Neither we, nor the selling stockholder, are offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. Neither we, nor the selling stockholder, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities as to distribution of the prospectus outside of the United States.
Unless the context otherwise requires, references in this prospectus to “Valeritas,” “the Company,” “we,” “us” and “our” refer to Valeritas Holdings, Inc, and its subsidiary, Valeritas, Inc. Solely for convenience, our trademarks and tradenames referred to in this registration statement, such as V-Go, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. All other trademarks, service marks and trade names included or incorporated by reference into this prospectus are the property of their respective owners.
Unless the context otherwise requires, references in this prospectus to shares of our common stock, including prices per share of our common stock, reflect the 8-for-1 reverse stock split that was effected by the Company on March 15, 2017.

PROSPECTUS SUMMARY
This summary highlights selected information included elsewhere in this prospectus or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section beginning on page 5 and any information incorporated by reference herein, including our consolidated financial statements and the related notes, before making an investment decision.

Overview
We are a commercial-stage medical technology company focused on improving health and simplifying life for people with diabetes by developing and commercializing innovative technologies. We designed our first commercialized product, V-Go® Wearable Insulin Delivery device, or V-Go, to help patients with type 2 diabetes who require insulin to achieve and maintain their target blood glucose goals. V-Go is indicated for continuous subcutaneous infusion of insulin over 24 hours and on-demand bolus dosing in two-unit increments in adult patients requiring insulin. V-Go is a small, discreet and easy-to-use all-in-one disposable insulin delivery device that a patient adheres to his or her skin. V-Go is not considered durable medical equipment because it is not intended for repeated use. Each V-Go device is designed to be worn for 24 hours, removed from the body and disposed. V-Go enables patients to closely mimic the body’s normal physiologic pattern of insulin delivery throughout the day and to manage their diabetes with insulin without the need to plan a daily routine around multiple daily injections.
We currently focus on the treatment of patients with type 2 diabetes, a pervasive and costly disease that, according to the 2014 National Diabetes Statistics Report released by the U.S. Centers for Disease Control and Prevention, or the CDC, currently affects 90% to 95% of the approximately 21 million U.S. adults diagnosed with diabetes. The CDC estimated that the combined direct medical and drug costs and indirect lost productivity costs of diabetes in the United States was approximately $245 billion in 2012. We believe the majority of the 12.6 million U.S. adults treating their type 2 diabetes with more than one daily oral anti-diabetic drug, or OAD, or an injectable diabetes medicine can benefit from the innovative approach of V-Go to manage type 2 diabetes. Our near-term target market consists of the approximately 5.6 million of these patients who currently take injectable insulin, of which up to 4.5 million may not be achieving their target blood glucose goal.
Risks Associated with Our Business
Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	we have incurred significant operating losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future;

•	we current rely on sales of V-Go to generate all of our revenue;

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our ability to maintain and grow our revenue depends both on retaining a high percentage of patients using V-Go and on preserving our relationships with a few significant wholesale customers that account for nearly all of our sales;

•	the failure of V-Go to achieve and maintain market acceptance could result in our achieving sales below our expectations;

•	we operate in a very competitive industry and if we fail to compete successfully against our existing or potential competitors,

•	our revenue and operating results may be negatively affected;

•	our inability to maintain or expand our sales and marketing infrastructure;

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if important assumptions about the potential market for our products are inaccurate, or if we have failed to understand what people with type 2 diabetes are seeking in a treatment, we may not be able to increase our revenue or achieve profitability;

•	manufacturing risks, including risks related to manufacturing in Southern China, damage to facilities or equipment and failure to efficiently increase production to meet demand;

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we depend on a limited number of third-party suppliers for some of the components of V-Go, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials, could harm our business;

•	undetected errors or defects in V-Go or our future product candidates could harm our reputation, decrease market acceptance of our products or expose us to product liability claims;

•	our inability to enhance and broaden our product offering, including through the successful commercialization of the pre-fill V-Go;

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if we are unable to secure sufficient patent protection for our proprietary rights in our products and processes, and to adequately maintain and protect our existing and new rights, competitors will be able to compete against us more effectively, and our business will suffer; and

•	our failure to comply with the applicable governmental regulations to which our product and operations are subject could cause our business to suffer.
Our Corporate Information
We were reincorporated in Delaware on May 3, 2016. Prior to the reincorporation, we were known as Cleaner Yoga Mat, Inc., and were incorporated in Florida on May 9, 2014. We own 100% of our subsidiary, Valeritas, Inc., referred to as Valeritas. Valeritas was incorporated in the state of Delaware on December 27, 2007 when it was converted into a Delaware corporation from a Delaware limited liability company, which was formed on August 2, 2006.
On March 8, 2017, our stockholders approved, and our board of directors subsequently adopted, an eight-for-one reverse stock split of our common stock. All share and per share numbers in this quarterly report reflect the reverse stock split. On March 23, 2017, we sold 5,250,000 shares in an underwritten public offering, in which we received net proceeds of approximately $48.8 million.
Our principal executive offices are located at 750 Route 202 South, Suite 600, Bridgewater, New Jersey, 08807, and our telephone number is (908) 927-9920. Our website address is www.valeritas.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our securities.
Our filings with the SEC are posted on our website at www.valeritas.com. The information found on our website is not part of this or any other report we file with or furnish to the SEC. The public can also obtain copies of these filings by visiting the SEC’s Public Reference Room at 100 F Street NE, Washington DC 20549, or by calling the SEC at 1-800-SEC-0330 or by accessing the SEC’s website at www.sec.gov.
Implications of Being an Emerging Growth Company

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.
We will remain an emerging growth company until the earliest to occur of:

•	the last day of the fiscal year in which we have $1.07 billion or more in annual gross revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the closing of our initial public offering.
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act, declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act) are required to comply with the new or revised financial accounting standard. We have chosen to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition periods for complying with new or revised accounting standards is irrevocable.
The Offering

Common stock being offered by the selling stockholder	3,350,807 shares

Common stock outstanding	6,882,782 shares (as of February 12, 2018, excluding the Commitment Shares, as defined below)

Use of proceeds
The selling stockholder will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we may receive up to $20.0 million in proceeds from the sale of our common stock to the selling stockholder under the common stock purchase agreement described below. Any proceeds from the selling stockholder that we receive under the purchase agreement are expected be used to fund future commercial operations and advance our research and development activities and for working capital and general corporate purposes.

NASDAQ Capital Market Symbol	VLRX

Risk Factors
Investing in our securities involves a high degree of risk. You should carefully review and consider the “Risk Factors” section of this prospectus for a discussion of factors to consider before deciding to invest in shares of our common stock.

On January 7, 2018, we entered into a common stock purchase agreement (referred to in this prospectus as the “Purchase Agreement”), with Aspire Capital Fund, LLC, an Illinois limited liability company (referred to in this prospectus as “Aspire Capital” or the “selling stockholder”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our shares of common stock over the approximately thirty-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, we previously issued to Aspire Capital 125,000 shares of our common stock as a commitment fee (referred to in this prospectus as the “Commitment Shares”). Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital (referred to in this prospectus as the “Registration Rights Agreement”), in which we agreed to file one or more registration statements, including the registration statement of which this prospectus is a part, as permissible and necessary to register under the Securities Act of 1933, as amended, or the Securities Act, the sale of the shares of our common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of February 12, 2018, there were 6,882,782 shares of our common stock outstanding (1,757,626 shares held by non-affiliates), excluding the 3,350,807 shares offered that have been issued or may be issuable to Aspire Capital pursuant to the Purchase Agreement. If all of such 3,350,807 shares of our common stock offered hereby were issued and outstanding as of the date hereof, such shares would represent 32.7% of the total common stock outstanding or 67.2% of the non-affiliate shares of common stock outstanding as of the date hereof. The number of shares of our common stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement.

The aggregate number of shares that we may issue to Aspire Capital under the Purchase Agreement, including the Commitment Shares, may in no case exceed 1,375,868 shares of our common stock (which is equal to 19.99% of the common stock outstanding on the date of the Purchase Agreement) unless (i) shareholder approval is obtained to issue more, in which case this 1,375,868 share limitation will not apply, or (ii) shareholder approval has not been obtained and at any time the 1,375,868 share limitation is reached and at all times thereafter the average price paid for all shares issued under the Purchase Agreement (including the Commitment Shares) is equal to or greater than $3.02, referred to as the Minimum Price, a price equal to the consolidated closing bid price of our common stock on the date of the execution of the Purchase Agreement; provided that at no one point in time shall Aspire Capital (together with its affiliates) beneficially own more than 19.99% of our common stock.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are registering 3,350,807 shares of our common stock under the Securities Act, which includes the Commitment Shares that have already been issued to Aspire Capital and 3,225,807 shares of common stock which we may issue to Aspire Capital pursuant to the Purchase Agreement. All 3,350,807 shares of common stock are being offered pursuant to this prospectus.

On February 13, 2018, the conditions necessary for purchases under the Purchase Agreement to commence were satisfied. On any trading day on which the closing sale price of our common stock exceeds $1.00, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 50,000 shares of our common stock per trading day, up to $20.0 million of our common stock in the aggregate at a per share price (the “Purchase Price”) calculated by reference to the prevailing market price of our common stock (as more specifically described below).

In addition, on any date on which we submit a Purchase Notice for 50,000 shares to Aspire Capital, we also have the right, in our sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on Nasdaq on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of shares we may determine (the “VWAP Purchase Share Volume Maximum”) and a minimum trading price (the “VWAP Minimum Price Threshold”) (as more specifically described below). The purchase price per Purchase Share pursuant to such VWAP Purchase Notice (the “VWAP Purchase Price”) is calculated by reference to the prevailing market price of our common stock (as more specifically described below).

The Purchase Agreement provides that neither we nor Aspire Capital shall effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our common stock is less than $1.00 per share (the “Floor Price”). This Floor Price and the respective prices and share numbers in the preceding paragraphs shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. Aspire Capital may not assign its rights or obligations under the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

RISK FACTORS

An investment in our common stock involves significant risks. Before making an investment in our common stock, you should carefully read all of the information contained in this prospectus and in the documents incorporated by reference herein. For a discussion of risk factors that you should carefully consider before deciding to purchase any of our common stock, please review “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this prospectus and the additional risk factors below. In addition, please read “Special Note Regarding Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not currently known to us or that we currently deem immaterial also may adversely affect our business, operations, results of operations, financial condition and prospects.
Risks Related to the Offering
We will need to raise substantial additional capital in the future to fund our operations and we may be unable to raise such funds when needed and on acceptable terms.
We will need to raise substantial additional capital in the future to fund our operations. The extent to which we utilize the Purchase Agreement with Aspire Capital as a source of funding will depend on a number of factors, including the prevailing market price of our common stock, the volume of trading in our common stock and the extent to which we are able to secure funds from other sources. The number of shares that we may sell to Aspire Capital under the Purchase Agreement on any given day and during the term of the agreement is limited. See “The Aspire Capital Transaction” section of this prospectus for additional information. Additionally, we and Aspire Capital may not effect any sales of shares of our common stock under the Purchase Agreement during the continuance of an event of default or on any trading day that the closing sale price of our common stock is less than $1.00 per share. Even if we are able to access the full $20.0 million under the Purchase Agreement, because we have incurred significant operating losses since inception and anticipate that we will continue to incur significant losses for the foreseeable future, we will still need additional capital to fully implement our business, operating and development plans.
The sale of our common stock to Aspire Capital may cause substantial dilution to our existing stockholders and the sale of the shares of common stock acquired by Aspire Capital could cause the price of our common stock to decline.
We have registered for sale the Commitment Shares that we have issued and an additional 3,225,807 shares that we may sell to Aspire Capital under the Purchase Agreement. The number of shares ultimately offered for sale by Aspire Capital under this prospectus is dependent upon the number of shares we elect to sell to Aspire Capital under the Purchase Agreement. Depending on a variety of factors, including market liquidity of our common stock, the sale of shares under the Purchase Agreement may cause the trading price of our common stock to decline.
Aspire Capital may ultimately be requested to purchase all, some or none of the remaining $20.0 million of shares of common stock under the Purchase Agreement, and may sell all, some or none of our shares that it holds or comes to hold under the Purchase Agreement. Sales by Aspire Capital of shares acquired pursuant to the Purchase Agreement under the registration statement, of which this prospectus is a part, may result in dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock by Aspire Capital in this offering, or anticipation of such sales, could cause the trading price of our common stock to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire. However, we have the right under the Purchase Agreement to control the timing and amount of sales of our shares to Aspire Capital, and the Purchase Agreement may be terminated by us at any time at our discretion without any penalty or cost to us.
We could be delisted from the NASDAQ Capital Market, which could seriously harm the liquidity of our stock and our ability to raise capital.
We are currently listed on the NASDAQ Capital Market. If we cease to be eligible to trade on the NASDAQ Capital Market:

•	We may have to pursue trading on a less recognized or accepted market, such as the OTC Bulletin Board or the “pink sheets.”

•	The trading price of our common stock could suffer, including an increased spread between the “bid” and “asked” prices quoted by market makers.

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Shares of our common stock could be less liquid and marketable, thereby reducing the ability of stockholders to purchase or sell our shares as quickly and as inexpensively as they have done historically. If our stock is traded as a “penny stock,” transactions in our stock would be more difficult and cumbersome.

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We may be unable to access capital on favorable terms or at all, as companies trading on alternative markets may be viewed as less attractive investments with higher associated risks, such that existing or prospective institutional investors may be less interested in, or prohibited from, investing in our common stock. This may also cause the market price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus or incorporated by reference into this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations and future results of anticipated products, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are included elsewhere in this prospectus or otherwise incorporated by reference into this prospectus.
Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.
You should read this prospectus, the documents that we reference and incorporate by reference in this prospectus and the documents we have filed as exhibits to the registration statement and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

THE ASPIRE CAPITAL TRANSACTION
General
On January 7, 2018, we entered into the Purchase Agreement which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our shares of common stock over the term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we previously issued to Aspire Capital the Commitment Shares. Concurrently with entering into the Purchase Agreement, we also entered into the Registration Rights Agreement, in which we agreed to file one or more registration statements as permissible and necessary to register under the Securities Act, the sale of the shares of our common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.
As of February 12, 2018, there were 6,882,782 shares of our common stock outstanding (1,757,626 shares held by non-affiliates) excluding the 125,000 shares issued to Aspire Capital as an initial commitment fee and additional 3,225,807 shares that may be issuable to Aspire Capital Pursuant to the Purchase Agreement. If all of such 3,350,807 shares of our common stock offered hereby were issued and outstanding as of the date hereof, such shares would represent 32.7% of the total common stock outstanding or 67.2% of the non-affiliate shares of common stock outstanding as of the date hereof. The number of shares of our common stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement.
The aggregate number of shares that we may issue to Aspire Capital under the Purchase Agreement, including the Commitment Shares, may in no case exceed 1,375,868 shares of our common stock (which is equal to 19.99% of the common stock outstanding on the date of the Purchase Agreement) unless (i) shareholder approval is obtained to issue more, in which case this 1,375,868 share limitation will not apply, or (ii) shareholder approval has not been obtained and at any time the 1,375,868 share limitation is reached and at all times thereafter the average price paid for all shares issued under the Purchase Agreement (including the Commitment Shares) is equal to or greater than $3.02, referred to as the Minimum Price, a price equal to the consolidated closing bid price of our common stock on the date of the execution of the Purchase Agreement; provided that at no one point in time shall Aspire Capital (together with its affiliates) beneficially own more than 19.99% of our common stock.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we have registered 3,350,807 shares of our common stock under the Securities Act, which includes the Commitment Shares that have already been issued to Aspire Capital and 3,225,807 shares of common stock which we may issue to Aspire Capital pursuant to the Purchase Agreement. All 3,350,807 shares of common stock are being offered pursuant to this prospectus. Under the Purchase Agreement, we have the right but not the obligation to issue more than the 3,350,807 shares of common stock included in this prospectus to Aspire Capital. As of the date hereof, we do not have any plans or intent to issue to Aspire Capital any shares of common stock in addition to the 3,350,807 shares of common stock offered hereby.
On February 13, 2018, the conditions necessary for purchases under the Purchase Agreement to commence were satisfied. On which the closing sale price of our common stock is not less than $1.00 per share, we have the right, in our sole discretion, to present Aspire Capital with a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 50,000 shares of our common stock per business day, up to $20.0 million of our common stock in the aggregate over the term of the Purchase Agreement, at a Purchase Price calculated by reference to the prevailing market price of our common stock over the preceding 10-business day period (as more specifically described below); however, no sale pursuant to a Purchase Notice may exceed $300,000 per trading day.
In addition, on any date on which we submit a Purchase Notice to Aspire Capital for 50,000 Purchase Shares, we also have the right, in our sole discretion, to present Aspire Capital with a VWAP Purchase Notice directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of our common stock traded on the Nasdaq Capital Market on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold. The VWAP Purchase Price is calculated by reference to the prevailing market price of our common stock (as more specifically described below).

The Purchase Agreement provides that neither we nor Aspire Capital shall effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our common stock is less than the Floor Price. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. Aspire Capital may not assign its rights or obligations under the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.
Purchase Of Shares Under The Common Stock Purchase Agreement
Under the common stock Purchase Agreement, on any trading day selected by us on which the closing sale price of our common stock exceeds $1.00 per share, we may direct Aspire Capital to purchase up to 50,000 shares of our common stock per trading day. The Purchase Price of such shares is equal to the lesser of:
•the lowest sale price of our common stock on the purchase date; or
•the arithmetic average of the three lowest closing sale prices for our common stock during the ten consecutive trading days ending on the trading day immediately preceding the purchase date.

In addition, on any date on which we submit a Purchase Notice to Aspire Capital for purchase of 50,000 shares, we also have the right to direct Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the our common stock traded on the Nasdaq Capital Market on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold, which is equal to the greater of (a) 80% of the closing price of our common stock on the business day immediately preceding the VWAP Purchase Date or (b) such higher price as set forth by us in the VWAP Purchase Notice. The VWAP Purchase Price of such shares is the lower of:
•the Closing Sale Price on the VWAP Purchase Date; or
•97% of the volume-weighted average price for our common stock traded on the Nasdaq Capital Market:

o    on the VWAP Purchase Date, if the aggregate shares to be purchased on that date have not exceeded the VWAP Purchase Share Volume Maximum or
o    during that portion of the VWAP Purchase Date until such time as the sooner to occur of (i) the time at which the aggregate shares traded on the Nasdaq Capital Market exceed the VWAP Purchase Share Volume Maximum or (ii) the time at which the sale price of the Company’s common stock falls below the VWAP Minimum Price Threshold.
The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading day(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.
Minimum Share Price
Under the Purchase Agreement, neither we nor Aspire Capital may effect any sales of shares of our common stock under the Purchase Agreement on any trading day that the closing sale price of our common stock is less than $1.00 per share.
Events of Default
No sales are permitted to be made under the Purchase Agreement upon the occurrence of any of the following, among other, events of default:
•the effectiveness of any registration statement that is required to be maintained effective pursuant to the terms of the Registration Rights Agreement between us and Aspire Capital lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Aspire Capital for sale of our shares of common stock, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period, which is not in connection with a post-effective amendment to any such registration statement; in connection with any post-effective amendment to such registration statement that is required to be declared effective by the SEC such lapse or unavailability may continue for a period of no more than 40 consecutive business days;
•the suspension from trading or failure of our common stock to be listed on our principal market for a period of three consecutive business days;
•the delisting of our common stock from our principal market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market, the OTB Bulletin Board or the OTCQB marketplace or OTCQX marketplace of the OTC Markets Group;
•our transfer agent’s failure to issue to Aspire Capital shares of our common stock which Aspire Capital is entitled to receive under the Purchase Agreement within five business days after an applicable purchase date;
•any breach by us of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which could have a material adverse effect on us, subject to a cure period of five business days;
•if we become insolvent or are generally unable to pay our debts as they become due; or
•any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Our Termination Rights
The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.
No Short-Selling or Hedging by Aspire Capital
Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.
Effect of Performance of the Purchase Agreement on Our Stockholders
The Purchase Agreement does not limit the ability of Aspire Capital to sell any or all of the 3,350,807 shares registered in this offering. It is anticipated that shares registered in this offering will be sold over a period of up to approximately thirty months from the date of this prospectus. The sale by Aspire Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and/or to be highly volatile. Aspire Capital may ultimately purchase all, some or none of the 3,225,807 shares of common stock not yet issued pursuant to the Purchase Agreement. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Aspire Capital by us pursuant to the Purchase Agreement also may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Aspire Capital and the Purchase Agreement may be terminated by us at any time at our discretion without any penalty or cost to us.
Percentage of Outstanding Shares after Giving Effect to the Purchased Shares Issued to Aspire Capital
In connection with entering into the Purchase Agreement, we authorized the sale to Aspire Capital of up to $20.0 million of our shares of common stock. However, we estimate that we will sell no more than 3,225,807 shares to Aspire Capital under the Purchase Agreement (exclusive of the Commitment Shares), all of which are included in this offering. Subject to any required approval by our board of directors, we have the right but not the obligation to issue more than the 3,350,807 shares included in this prospectus to Aspire Capital under the Purchase Agreement. In the event we elect to issue more than 3,350,807 shares under the Purchase Agreement, we will be required to file a new registration statement and have it declared effective by the SEC. The number of shares ultimately offered for sale by Aspire Capital in this offering is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement. The following table sets forth the number and percentage of outstanding shares to be held by Aspire Capital after giving effect to the sale of shares of common stock issued to Aspire Capital at varying purchase prices:

Assumed Average Purchase Price	Proceeds from the Sale of Shares to Aspire Capital Under the Purchase Agreement Registered in this Offering	Number of Shares to be Issued in this Offering at the Assumed Average Purchase Price (1)	Percentage of Outstanding Shares After Giving Effect to the Purchased Shares Issued to Aspire Capital (2)
$0.50	$1,612,904	3,225,807	32.7%
$1.00	$3,225,807	3,225,807	32.7%
$1.50	$4,838,711	3,225,807	32.7%
$2.50	$8,064,518	3,225,807	32.7%
$5.00	$16,129,035	3,225,807	32.7%
$10.00	$20,000,000	2,000,000	22.5%

(1)    Excludes 125,000 Commitment Shares issued under the Purchase Agreement to Aspire Capital.
(2)    The denominator is based on 6,882,782 shares outstanding as of February 12, 2018, in addition to the 125,000 shares previously issued to Aspire Capital and the number of shares set forth in the adjacent column which we would have sold to Aspire Capital. The numerator is based on the number of shares which we may issue to Aspire Capital under the Purchase Agreement (that are the subject of this offering) at the corresponding assumed purchase price set forth in the adjacent column.

USE OF PROCEEDS
This prospectus relates to shares of our common stock that may be offered and sold from time to time by Aspire Capital. We will not receive any proceeds upon the sale of shares by Aspire Capital. However, we may receive an aggregate of $20.0 million in gross proceeds from the sale of shares under the Purchase Agreement to Aspire Capital. The proceeds will be used to fund future commercial operations and advance our research and development activities and for working capital and general corporate purposes. This anticipated use of net proceeds from the sale of our common stock to Aspire Capital under the Purchase Agreement represents our intentions based upon our current plans and business conditions.

SELLING STOCKHOLDER
The selling stockholder may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to the “selling stockholder” in this prospectus, we mean the entity listed in the table below, and its respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholder’s interests in shares of our common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of the selling stockholder for whom we are registering shares for sale to the public, the number of shares of common stock beneficially owned by the selling stockholder prior to this offering, the total number of shares of common stock that the selling stockholder may offer pursuant to this prospectus and the number of shares of common stock that the selling stockholder will beneficially own after this offering. Except as noted below, the selling stockholder does not have, or within the past three years has not had, any material relationship with us or any of our predecessors or affiliates and the selling stockholder is not or was not affiliated with registered broker-dealers.
Based on the information provided to us by the selling stockholder, assuming that the selling stockholder sells all of the shares of our common stock beneficially owned by it that have been registered by us and does not acquire any additional shares during the offering, the selling stockholder will not own any shares other than those appearing in the column entitled “Beneficial Ownership After This Offering.” We cannot advise you as to whether the selling stockholder will in fact sell any or all of such shares of common stock. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, after the date on which it provided the information set forth in the table below.

			Beneficial Ownership After this Offering (1)
Name	Shares of Common Stock Owned Prior to this Offering	Shares of Common Stock Being Offered	Number of Shares	(2)%
Aspire Capital Fund, LLC (3)	125,000 (4)	3,350,807	0	*0
_____________________________

 * Represents less than 1% of outstanding shares.

(1)
Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholder is under no obligation known to us to sell any shares of common stock at this time.

(2)	Based on 6,882,782 shares of common stock outstanding on February 12, 2018.

(3)
Aspire Capital Partners LLC (“Aspire Partners”) is the Managing Member of Aspire Capital Fund LLC (“Aspire Fund”). SGM Holdings Corp (“SGM”) is the Managing Member of Aspire Partners. Mr. Steven G. Martin (“Mr. Martin”) is the president and sole shareholder of SGM, as well as a principal of Aspire Partners. Mr. Erik J. Brown (“Mr. Brown”) is the president and sole shareholder of Red Cedar Capital Corp (“Red Cedar”), which is a principal of Aspire Partners. Mr. Christos Komissopoulos (“Mr. Komissopoulos”) is president and sole shareholder of Chrisko Investors Inc. (“Chrisko”), which is a principal of Aspire Partners. Each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos may be deemed to be a beneficial owner of common stock held by Aspire Fund. Each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos disclaims beneficial ownership of the common stock held by Aspire Fund.

(4)
As of the date hereof, 125,000 shares of our common stock have been acquired by Aspire Capital under the Purchase Agreement, consisting of shares we issued to Aspire Capital as a commitment fee. We may elect in our sole discretion to sell to Aspire Capital up to an additional 3,225,807 shares under the Purchase Agreement but Aspire Capital does not presently beneficially own those shares as determined in accordance with the rules of the SEC.

DILUTION
Purchasers of our common stock in this offering will experience an immediate dilution of the net tangible book value per share of our common stock. Our net tangible book value as of September 30, 2017 was approximately $9.9 million, or $1.41 per share of our common stock (based upon 7,015,636 shares of our common stock outstanding). Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock.
Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering, assuming a purchase price of $3.02 per share (the consolidated closing bid price of our common stock on January 5, 2018), and the as adjusted net tangible book value per share of common stock immediately after the completion of this offering. Therefore, after giving effect to our assumed receipt of $9.7 million in estimated net proceeds from the issuance of 3,225,807 shares of common stock under the Purchase Agreement and registered in this offering (assuming a purchase price of $3.02 per share for 3,225,807 shares, the issuance of 125,000 commitment shares for no additional cash consideration and offering expenses of $75,712, our as adjusted net tangible book value as of September 30, 2017 would have been $19.6 million, or $1.92 per share. This would represent an immediate increase in the net tangible book value of $0.51 per share to existing stockholders and an immediate dilution of $1.10 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share of common stock		$3.02
Net tangible book value per share as of September 30, 2017	$1.41
Increase in net tangible book value per share attributable to this offering	0.51
As adjusted net tangible book value per share after this offering		1.92
Dilution per share to new investors		$1.10
The information above is as of September 30, 2017 and excludes:

•	1,734,274 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2017 with a weighted average exercise price of $11.80 per share;

•	30,000 shares of common stock issuable upon the vesting of restricted stock awards outstanding as of September 30, 2017;

•	334,074 shares of common stock available for future grants under our 2016 Incentive Compensation Plan as of September 30, 2017;

•	136,860 shares of common stock available for future grants under our Employee Stock Purchase Plan as of September 30, 2017;

•	10,390 shares of our common stock issuable upon the exercise of outstanding warrants as of September 30, 2017 with a weighted-average exercise price of $16.22 per share; and

•	125,000 shares of our common stock issued as a commitment fee pursuant to our common stock purchase agreement with Aspire Capital.

MARKET PRICE OF OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
Our common stock has traded on the Nasdaq Capital Market since our public offering in March 2017. From April 18, 2016 to March 23 2017, our common stock was quoted on the OTCQB Marketplace. Our common stock has, from time to time, traded on a limited, sporadic and volatile basis. The following tables show the high and low sales prices for our common stock for the periods indicated. These prices do not include retail markups, markdowns or commissions. All below prices give effect to an 8-for-1 reverse stock split of our common stock effective as of March 15, 2017.

	Price Ranges
	High	Low
Fiscal Year Ended December 31, 2018
First Quarter (through February 12, 2018)	$3.89	$2.89
Fiscal Year Ended December 31, 2017
First Quarter	$40.00	$6.01
Second Quarter	$7.29	$4.73
Third Quarter	$7.20	$2.90
Fourth Quarter	$6.79	$2.00
Fiscal Year Ended December 31, 2016
Second Quarter (from April 18, 2016)	$44.00	$0.80
Third Quarter	$52.00	$40.00
Fourth Quarter	$48.00	$28.00

The closing price of our common stock on February 12, 2018 was $3.05 per share. As of February 12, 2018, we had approximately 54 record holders of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of individual stockholders represented by these record holders.

DIVIDEND POLICY
We have never paid cash dividends on our common stock in the past and we currently anticipate that no cash dividends will be paid on common stock in the foreseeable future. We expect as of the date hereof to retain any future earnings to fund the operation and expansion of our business.

PLAN OF DISTRIBUTION
The common stock offered by this prospectus is being offered by Aspire Capital, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:
•ordinary brokers’ transactions;
•transactions involving cross or block trades;
•through brokers, dealers, or underwriters who may act solely as agents;
•“at the market” into an existing market for the common stock;
•in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
•in privately negotiated transactions; or
•any combination of the foregoing.
In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.
The selling stockholder may transfer the shares of common stock by other means not described in this prospectus.
Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. Aspire Capital has informed us that each such broker-dealer will receive commissions from Aspire Capital which will not exceed customary brokerage commissions.
Aspire Capital is an “underwriter” within the meaning of the Securities Act.
Neither we nor Aspire Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Aspire Capital, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information.
We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have agreed to indemnify Aspire Capital and certain other persons against certain liabilities in connection with the offering of shares of common stock offered by this prospectus, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Aspire Capital has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Aspire Capital specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.
Aspire Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.
We have advised Aspire Capital that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this prospectus.
We may suspend the sale of shares by Aspire Capital pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.
This offering will terminate on the date that all shares offered by this prospectus have been sold by Aspire Capital.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Directors and Executive Officers
Below are the names of and certain information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position
John E. Timberlake	53	Chief Executive Officer, President and Director
Erick J. Lucera	50	Chief Financial Officer
Mark Conley	56	Vice President, Corporate Controller and Treasurer
Geoffrey Jenkins	66	Executive Vice President, Manufacturing, Operations and Research & Development
Matthew Nguyen	48	Chief Commercial Officer
Joseph Saldanha	53	Chief Business Officer
Joe Mandato, D.M.	73	Director
Luke Düster	42	Director
Katherine D. Crothall, Ph.D.	68	Director
Rodney Altman, M.D.	54	Director
Peter Devlin	49	Director, Chair
Brian K. Roberts	46	Director
Executive officers are appointed by the Board of Directors and serve at its pleasure.
The principal occupation and business experience during at least the past five years for our executive officers and directors is as follows:
John E. Timberlake has served as our Chief Executive Officer, President and a member of our Board of Directors since February 2016, prior to which he served as President and Chief Commercial Officer since August 2008. Before becoming Chief Executive Officer and President and Chief Commercial Officer, Mr. Timberlake was a General Manager with our company from September 2006 to August 2008. Prior to joining Valeritas, Mr. Timberlake held positions of increasing responsibility from 1991 to 2006 at Sanofi-Aventis (now Sanofi), with his last role as Vice President of Diabetes Marketing, where he was responsible for the diabetes franchise, including the brands Lantus, Apidra and Amaryl. Prior to Sanofi, Mr. Timberlake was a manager with Deloitte & Touche LLP, from 1986 to 1991, and was both a Certified Management Accountant and a Certified Public Accountant. He earned a B.S. in Accounting at Northwest Missouri State University, an M.S. in Management from Purdue University and an M.B.A. from NEOMA Business School (f/k/a E.S.C. Rouen) in France. Mr. Timberlake is qualified to serve as a director because of his role with us, and his extensive operational knowledge of, and executive level management experience in, the biopharmaceutical and medical technology industries.
Erick J. Lucera has served as our Chief Financial Officer since August 2016. Since August 2017 Mr. Lucera has served as a member of the board of directors as chairman of the audit committee of AIT Therapeutics. From April 2015 to August 2016, Mr. Lucera served as the Chief Financial Officer, Treasurer and Secretary of Viventia Bio Inc., a late-stage oncology company. From December 2012 to April 2015, he served as Vice President, Corporate Development at Aratana Therapeutics, Inc., a specialty pharmaceutical company focused on companion animals. He served as Vice President, Corporate Development at Sunshine Heart, Inc. a medical device company from March 2012 to December 2012. Mr. Lucera served as Vice President, Healthcare Analyst at Eaton Vance Management, a global asset manager, from February 2008 to November 2011. Mr. Lucera also held various positions at Intrepid Capital Partners, Independence Investment Associates, LLC and Price Waterhouse & Co. from 1990 to 2008. Mr. Lucera earned a C.P.H. from Harvard University in 2001, an M.S.F. from Boston College in 1999, an M.B.A. from Indiana University in 1995 and a Bachelor’s Degree in Accounting from The University of Delaware in 1990. Mr. Lucera currently holds a CFA designation. Mr. Lucera previously held CMA and CPA designations, both of which are expired.

Mark Conley has served as our Vice President, Corporate Controller and Treasurer since February 2016, prior to which he served as our Director of Financial Planning & Analysis since joining Valeritas in August 2012. Mr. Conley was Global Finance Director of the radiation instrumentation business at Thermo Fisher Scientific from 2007 to 2012. In addition, he served at Iron Mountain, Inc. as Vice President, Financial Planning & Analysis from 2005 to June 2007 and Division Controller from 1998 to 2004, as Chief Financial Officer and Controller at HoltraChem Group from 1996 to 1998 and in successive financial leadership roles including Operations Controller at Haemonetics Corporation from 1991 to 1996. Mr. Conley earned a B.S. in Accounting from Oklahoma State University, an M.B.A. from Bryant College, and is a Certified Public Accountant.
Geoffrey Jenkins has served as our Executive Vice President, Manufacturing, Operations and Research & Development since he joined Valeritas in April 2009. Mr. Jenkins was Vice President of Worldwide Operations for Inverness Medical, a healthcare technology company, from 2005 to 2009. From 2000 to 2005, he was President and Founding Partner of UV-Solutions, LLC, a healthcare technology company, and from 1997 to 1999 he was Chief Operating Officer of MDI Instruments, Inc., a healthcare technology company. Mr. Jenkins was also Corporate Vice President of Operations of MediSense, Inc. from 1991 to 1997. Prior to becoming Corporate Vice President of Operations, he held various other positions in Operations and Engineering Management with MediSense from 1984 to 1991. Mr. Jenkins earned a B.A. and a B.S. from Clarkson University.
Matthew Nguyen has served as our Chief Commercial Officer since December 2016. Mr. Nguyen served as our Sr. Vice President, Commercial from February 2016 to December 2016 and as our Vice President for Integrated Healthcare Management since joining Valeritas in September 2006. Mr. Nguyen was a New Business Development Director for Janssen, LP, a division of Johnson & Johnson, from 2005 to 2006. He served as head of health economics research for metabolism, new product marketing, and head of analytics and commercial effectiveness for the CNS business unit at Sanofi from 2000 to 2005. Mr. Nguyen earned a B.S. in Pharmacy and a Doctor of Pharmacy from the Philadelphia College of Pharmacy and Science. He also completed a Fellowship in Health Economics and Outcomes Research in conjunction with Thomas Jefferson University Hospital and Janssen Pharmaceutical, Inc. and earned an M.B.A. from Rutgers University in New Jersey.

Joseph Saldanha has served as our Chief Business Officer since January 2018. From April 2016 to July 2017, Mr. Saldanha served as Vice President, Marketing and Business Development of MannKind Corporation. From January 2012 to May 2015, Mr. Saldanha was the General Manager, JULPHAR Diabetes for Gulf Pharmaceutical Industries. Mr. Saldanha has also worked on the Aventis-Pfizer partnership for Exubera and for Sanofi and its predecessors from 2001 to 2008, launching Actonel for osteoporosis in the U.S., and for Lantus in international markets from Paris.  Prior to that, from 2008 to 2010, Mr. Saldanha worked in business development at Johnson and Johnson Diabetes, where he helped bring both LifeScan for self-monitoring blood glucose and Animas for insulin pumps to the market. Mr. Saldanha also worked in the United Arab Emirates in a general management role with responsibility for insulin API, diabetes orals and injectables, and distribution of Dexcom CGM for the Middle-Eastern markets from 2012 to 2015. Mr. Saldanha earned a Bachelor of Science degree from Drexel University and a Master of Science degree from the University of Pennsylvania, both in Philadelphia.

Joe Mandato, D.M. has served as a member of our board of directors since December 2016. Since March 2003, Dr. Mandato has served as a managing director of DeNovo Ventures, a venture capital firm focused on life sciences. Prior to DeNovo Ventures, Dr. Mandato held top leadership positions at Ioptex, Confer Software, Gynecare and Origin Medsystems. Dr.

Mandato also served as a member of the Board of Directors of AxoGen Corporation from February 2006 until its merger with and into AxoGen, Inc. in September 2011, and then served on the Board of AxoGen, Inc. until September 2016. Dr. Mandato served as a member of the Board of Directors of Hansen Medical, Inc. from August 2006 until February 2012. Dr. Mandato received a doctorate in management from Case Western Reserve University, and now serves on its Board of Trustees. Dr. Mandato also holds the Carlo Rossi Chair in Entrepreneurship and Management at the University of San Francisco, is a Lecturer at Stanford University and has served as a Fellow in the Harvard University Advanced Leadership Initiative. Additionally, Dr. Mandato currently serves on the boards of both the Embrace Global and Save the Children organizations. Dr. Mandato is qualified to serve as a director because of his extensive work in the healthcare industry and his venture capital experience.

Luke Düster has served as a member of our board of directors since January 2016. Since 2009, Mr. Düster served as managing director at Capital Royalty Group, a healthcare-focused investment firm. Mr. Düster was at Harris Williams & Co., an investment firm, from 2004 to 2009, where he served as Vice President. Mr. Düster also held investment banking roles at the Wallach Company, a regional investment banking boutique, from 2000 to 2002, and at the Nord Companies, a healthcare advisory firm, from 1998 to 2000. Mr. Düster received his B.S. summa cum laude from the University of Colorado at Boulder and an M.B.A. with honors from the Wharton School at the University of Pennsylvania. Mr. Düster is qualified to serve as a director because of his significant experience working with companies backed by private equity investors, particularly in the healthcare industry, as well as his experience with healthcare investing.

Katherine D. Crothall, Ph.D. has served as a member of our board of directors since October 2016. Since 2010, Dr. Crothall has served as President, CEO and Chairman of the Board of Aspire Bariatrics, a company committed to providing safe and effective treatments for obesity to patients worldwide. Dr. Crothall was a Principal at Liberty Venture Partners, a venture capital firm, from 2006 until November 2010. Dr. Crothall was Founder, President and CEO of Animas Corporation, a manufacturer of insulin infusion pumps, from its inception to its acquisition by Johnson & Johnson Corporation in 2006. Dr. Crothall was also the Founder, President and CEO of two other medical device companies, Luxar Corporation ,which was sold to ESC Medical, and Laakmann Electro-Optics, which was sold to Johnson & Johnson. Dr. Crothall continued running Laakmann Electro-Optics for five years post-acquisition. Dr. Crothall received her B.S. from the University of Pennsylvania and her Ph.D. from the University of Southern California, both in Electrical Engineering. She holds over twenty patents and is the recipient of the Ernst & Young Entrepreneur of the Year Award and the Greater Philadelphia Raymond Rafferty Entrepreneurial Excellence Award. Dr. Crothall is a director of Adhezion BioMedical and Xanitos, Inc. She also sits on the Board of Overseers of the School of Engineering and Applied Sciences at the University of Pennsylvania. Dr. Crothall is qualified to serve as a director because of her extensive clinical and business experience, specifically in the healthcare industry.
Rodney Altman, M.D. has served as a member of our board of directors since April 2016. Since June 2016, Dr. Altman has been a member of the board of directors of Milestone Pharmaceuticals and Thrasos Pharmaceuticals in his capacity as an advisor to Business Development Bank of Canada. Since 2011, he has been an Advisor and beginning in March 2016 he has been a Managing Director at Spindletop Capital, a private equity and venture capital firm. Prior to joining Spindletop Capital, he was Regional Medical Director at TeamHealth, an American hospital staffing firm. Dr. Altman was a senior partner at a venture capital firm, CMEA Capital, LLC, from 2006 to 2011, where he built and managed the firm’s medical device practice. Dr. Altman has also held investing roles at other venture funds including Aphelion Capital, LLC, Piper Jaffray Ventures, and TVM Techno Venture Management. Dr. Altman received his medical degree from McGill University and an M.B.A. with honors from the University of Chicago, Booth School of Business. Dr. Altman is qualified to serve as a director because of his extensive clinical and venture capital experience.
Peter Devlin has served as a member of our board of directors since April 2016. Since September 2014, Mr. Devlin has served as a consultant for various life sciences and investment companies. From August 2009 to September 2014, Mr. Devlin was the Chief Commercial Officer at Insulet Corporation, a tubeless insulin pump technology company. Mr. Devlin held several leadership roles at Abbott Laboratories, Inc. From February 2008 to July 2009, he served as Divisional Vice President of Abbott’s Global Strategic Marketing in the diabetes care unit, prior to which he served as General Manager, Hospital & Government in the diabetes care unit from December 2006 to February 2008, and prior to which he served as Director of Abbott’s Canadian diabetes unit from September 2003 to December 2006. Mr. Devlin received his Bachelor of Science degree from the University of Massachusetts. Mr. Devlin is qualified to serve as a director because of his extensive business experience in the field of diabetes.
Brian K. Roberts has served as a member of our board of directors and as chairman of the audit committee since July 2016. Mr. Roberts currently serves as chief financial officer of Tarveda Therapeutics and serves as a member of the board of directors and audit chairman of ViewRay. Most recently he served as the chief operating and financial officer of Avedro, Inc., a privately held biotechnology company leading the organization through FDA approval, manufacturing readiness and commercial launch of its lead combination drug and medical device product Prior to Avedro, he served as CFO for Insulet Corporation, a tubeless insulin pump technology company. Under his supervision, Insulet grew from approximately $30 million to nearly $300 million in revenue, achieved operating profitability and increased its market capitalization to over $2 billion. Previously, Mr. Roberts served as CFO for Jingle Networks, a leader in mobile voice-ad services that was acquired by Marchex, and as CFO for Digitas, which was sold for $1.3 billion to Publicis Groupe. He holds a Bachelor of Science in accounting and finance from Boston College, is a certified public accountant, and served as an auditor with Ernst & Young LLP. Mr. Roberts is qualified to serve as a director because of his extensive business experience and financial and accounting insight.

Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of our company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.
SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based on our review of forms we received, or written representations from reporting persons, we believe that all reports of securities ownerships and changes in such ownership required to be filed during the year ended December 31, 2017 were timely filed, except for a Form 4 for Mr. Devlin, which was filed late in August 2017 due to administrative error.
Board Composition
Our business and affairs are organized under the direction of our board of directors, which currently consists of 7 members. The primary responsibility of our board of directors is to provide oversight, strategic guidance, counseling, and direction to our management team. Our board of directors meets on a regular basis and additionally as required. One of our directors was elected to serve on our board of directors pursuant to the Third Amended and Restated Voting Agreement, dated as of January 29, 2016, by and among Valeritas and certain of Valeritas’ stockholders. Pursuant to the voting agreement, Mr. Düster was selected to serve on our board of directors by Capital Royalty Partners II L.P. or its affiliates.
A majority of the authorized number of directors constitutes a quorum of the board of directors for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the board of directors may be taken without a meeting if all members of the board of directors individually or collectively consent in writing to the action.
Family Relationships
There are no family relationships among our directors or executive officers.

Classified Board of Directors
In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

the Class I directors are Brian K. Roberts, Joe Mandato, D.M. and Katherine Crothall, Ph.D., and their terms will expire at our annual meeting of stockholders to be held during the year 2020;

the Class II directors are Peter Devlin and Rodney Altman, M.D., and their terms will expire at our annual meeting of stockholders to be held during the year 2018; and

the Class III directors are Luke Düster and John E. Timberlake, and their terms will expire at the annual meeting of stockholders to be held during the year 2019.

Our amended and restated certificate of incorporation, as amended, provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.
Involvement in Certain Legal Proceedings
None of our directors or executive officers has been involved in any of the following events during the past ten years:

any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or

being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Audit Committee
The members of our audit committee are Brian K. Roberts (Chair), Dr. Rodney D. Altman and Peter J. Devlin. Our board of directors has determined that each of the members of our audit committee satisfies Nasdaq and SEC independence requirements and that Mr. Roberts qualifies as an audit committee financial expert within the meaning of SEC regulations. In making this determination, our board of directors has considered the formal education and nature and scope of his previous experience. Our audit committee met seven times during the year ended December 31, 2017.
Among other matters, the audit committee is responsible for:

•	appointing our independent registered public accounting firm;

•	evaluating our independent registered public accounting firm's qualifications, independence and performance;

•	determining the engagement of our independent registered public accounting firm;

•	reviewing and approving the scope of our annual audit and the audit fee;

•	discussing with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approving the retention of our independent registered public accounting firm to perform and proposed permissible non-audit services;

•	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•
reviewing our financial statements and our management's discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviewing our critical accounting policies and estimates; and

•	annually reviewing the audit committee charter and the committee's performance.

The audit committee operates pursuant to a charter adopted by our board of directors that satisfies the applicable standards of the SEC and Nasdaq.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.
Code of Business Conduct and Ethics
We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of business conduct and ethics is available under the Corporate Governance section of our website at www.valeritas.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The Nasdaq Capital Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this filing.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation of the named executive officers for the years ended December 31, 2017 and 2016. All amounts reflect compensation received from Valeritas. No figures referenced in this section have been adjusted to reflect the exchange ratio after consummation of the 2016 Merger.

Name and Principal Position	Year	Salary ($)	Option Awards(3) ($)	Stock Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
John E. Timberlake(2)	2017	411,086	1,335,000	—	(7)	5,400	1,751,486
Chief Executive Officer and President	2016	389,268	1,049,823	441,500	194,634	5,200	2,080,425
Erick Lucera(6)	2017	272,292	525,456	—	(7)	5,400	803,148
Chief Financial Officer	2016	85,000	368,430	—	29,750	1,200	484,380
Geoffrey Jenkins	2017	281,552	961,200	—	(7)	4,846	1,247,598
Executive Vice President, Manufacturing, Operations and R&D	2016	367,937	546,061	250,000	128,778	19,046	1,311,822
Matthew Nguyen	2017	298,119	580,280	—	(7)	5,400	883,799
Chief Commercial Officer	2016	281,976	315,373	130,000	102,639	48,200	878,188
Former Executive Officer
Kristine Peterson(1)	2017	277,315	—	—	—	—	277,315
	2016	491,090	—	—	—	1,387	492,477

(1)	Resigned as Chief Executive Officer on February 22, 2016. Received monthly salary through August 2017. No other compensation was paid during 2017.
(2)
Appointed as Chief Executive Officer on February 22, 2016. Mr. Timberlake retained his title as President and Chief Commercial Officer until December 2016 when he was replaced by Mr. Nguyen as Chief Commercial Officer.

(3)
Represents the aggregate grant-date fair value of stock options and restricted stock granted during the indicated year computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures.

(4)	Represents amounts earned for the indicated year under our annual performance bonus program. For additional information, see “Annual Performance Bonuses” below.
(5)	Represents company matching contributions to 401(k) plan accounts and discretionary bonus payments.
(6)	Appointed as Chief Financial Officer on August 29, 2016.
(7)
Our board of directors has not yet approved the bonus amounts payable to our named executive officers for performance during 2017. We expect bonus amounts to be determined by our board of directors in February 2018.

Narrative Explanation of Certain Aspects of the Summary Compensation Table
The primary elements of compensation for the named executive officers are base salary, cash bonuses and long-term equity-based compensation awards. The named executive officers also participate in employee benefit plans and programs that are offered to other full-time employees on the same basis.

Base Salaries
The named executive officers receive a base salary to compensate them for the satisfactory performance of services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for the named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent and were originally established in each named executive officer’s employment agreement.
In February 2016, Valeritas’ Compensation Committee reviewed the annual salaries of the named executive officers and approved a 3% increase for Mr. Jenkins his base salary and a 5% increase for Mr. Timberlake, effective February 24, 2016. Following the increases, the new base salary for Geoffrey Jenkins was $393,593 and for John E. Timberlake was $392,141.
In August 2016, Mr. Lucera was hired as our Chief Financial Officer with a starting base salary of $260,000. In December 2016, Mr. Nguyen was promoted to the position of Chief Commercial Officer with a starting base salary of $287,000.
In February 2017, our compensation committee reviewed the annual salaries of the named executive officers and approved a 3% increase for Mr. Jenkins on his base salary, a 6% increase for Mr. Lucera, a 5% increase for Mr. Nguyen and a 5% increase for Mr. Timberlake, effective February 27, 2017. Following the increases, the new base salary for Mr. Jenkins was $404,750, for Mr. Lucera was $275,000, for Mr. Nguyen was $300,000 and for Mr. Timberlake was $412,000.
The 2016 and 2017 increases in base salary were made in recognition of our named executive officers’ individual performance and contributions to company performance in those years. Additionally, in February 2017, our compensation committee approved an increase in the base salary of each of our named executive officers in recognition of contributions to the Company during 2016.
Annual Performance Bonuses
We offer our named executive officers the opportunity to earn annual cash bonuses that are intended to compensate them for achieving short-term company and individual performance goals. Our compensation committee establishes the target bonuses of our named executive officers, which are evaluated from time to time.
Each named executive officer’s target annual bonus is typically expressed as a percentage of base salary. For 2016, Mr. Timberlake’s target bonus was 50% of his base salary and Mr. Jenkins’ target bonus was 35% of his base salary. No bonus amounts were paid to either Mr. Lucera or Mr. Nguyen in 2016. For 2017, Mr. Timberlake’s target bonus was 75% of his base salary, Mr Lucera's target bonus was 50% of his base salary, Mr. Nguyen's target bonus was 50% of his base salary and Mr. Jenkins’ target bonus was 50% of his base salary.

For 2016 and 2017, annual cash bonuses were based on achievement of a combination of individual and corporate objectives. The 2016 and 2017 corporate objectives related to revenue, manufacturing efficiency and quality, financial management and fundraising. The 2016 and 2017 individual objectives for each named executive officer related to each named executive officer’s areas of responsibility within our company and the named executive officer’s ability to influence the success of those areas.
Actual payouts of 2016 and 2017 cash bonuses were determined by multiplying each named executive officer’s respective target amount by his base pay earnings for the fiscal year, multiplied by an individual bonus multiplier (0-150%), which was then multiplied by the company bonus multiplier (0-150%). The bonus multipliers represent our compensation committee's evaluation of company performance and each named executive officer’s individual performance against the established targets.

Notwithstanding the establishment of the performance components and the formula for determining the cash bonus payment amounts as described above, our compensation committee may exercise positive or negative discretion in determining the levels of achievement of performance goals or elect to award a greater or lesser amount to any named executive officer than the amount determined by the annual cash bonus formula if, in the exercise of its business judgment, our compensation committee determines that adjustments are warranted under the circumstances.
Equity Compensation
We offer stock options to our key employees, including our named executive officers, as the long-term incentive component of our compensation program, which we consider necessary to enable us and certain of our affiliates to obtain and retain services of these individuals, which we believe is essential to our long-term success. We typically grant stock options to key employees when they commence employment with us and may thereafter grant additional awards in the discretion of our board of directors. Our stock options generally allow key employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant, as determined by our board of directors, and may be intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended.
On June 20, 2014, Valeritas adopted the Valeritas, Inc. 2014 Incentive Compensation Plan, or the 2014 Plan, to facilitate the grant of cash and equity incentives to directors, employees (including Named executive officers) and consultants of Valeritas and certain of its affiliates.
Stock options under the 2014 Plan typically vested as to 25% of the shares subject to the option on the initial vesting date and in equal monthly installments over the following 36 months, subject to the holder’s continued employment with Valeritas.
In connection with our corporate merger in 2016, or the 2016 Merger, the 2014 Plan was terminated and we adopted the Valeritas Holdings, Inc. 2016 Equity Incentive Compensation Plan, or the 2016 Plan, and options held by the named executive officers to purchase shares of Valeritas common stock under the 2014 Plan were canceled.
From time to time, our board of directors may also construct alternate vesting schedules as it determines are appropriate to motivate particular employees. Stock options granted to our key employees may be subject to accelerated vesting in certain circumstances.
No stock options were granted to our named executive officers during 2016 or 2017 under the 2014 Plan.
Retirement, Health, Welfare and Additional Benefits
The named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, flexible spending accounts and short- and long-term disability and life insurance, to the same extent as other full-time employees, subject to the terms and eligibility requirements of those plans. The named executive officers are also eligible to participate in a tax qualified 401(k) defined contribution plan to the same extent as other full-time employees. Currently, we match contributions made by participants in the 401(k) plan up to 2% of the employee contributions, and these matching contributions fully vest on the fifth anniversary of the date on which the contribution is made.
In September, 2017, we implemented an Employee Stock Purchase Program, enabling our employees to acquire equity ownership in our company through a payroll deduction program.

Outstanding Equity Awards as of December 31, 2017
The following tables summarize the outstanding equity awards held by the named executive officers as of December 31, 2017 which consists of company options and restricted stock.

Name	Number of Securities Underlying Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
John E. Timberlake	44,125	(1)	5.00	5/3/2026
John E. Timberlake	187,500	(1)	7.12	3/23/2027
Erick Lucera	14,375	(2)	5.36	9/7/2016
Erick Lucera	73,800	(2)	7.12	3/23/2027
Geoffrey Jenkins	23,312	(3)	5.00	5/3/2016
Geoffrey Jenkins	135,000	(3)	7.12	3/23/2027
Matt Nguyen	12,750	(4)	5.00	5/3/2026
Matt Nguyen	81,500	(4)	7.12	3/23/2027

(1)	33% of shares underlying option will vest one year after date of grant with the remaining vesting in substantially equal monthly installments over 24 months.
(2)	33% of shares underlying option will vest one year after date of grant with the remaining vesting in substantially equal monthly installments over 24 months.
(3)	50% of shares underlying option will vest one year after date of grant with the remaining vesting in substantially equal monthly installments over 12 months.
(4)	33% of shares underlying option will vest one year after date of grant with the remaining vesting in substantially equal monthly installments over 24 months.
Director Compensation Table
Directors who are employees of us or our principal stockholders have not historically received compensation for their services on our board of directors. During 2017, certain of our non-employee directors who were not employees of our principal stockholders received annual cash retainers of $35,000 as compensation for their services on our board as indicated in the table below. In addition, we have from time to time granted stock option awards to certain non-employee directors as compensation for their service on our board.
The table below shows information regarding compensation earned during the year ended December 31, 2017 by our non-employee directors who served on our board of directors during 2017.

Name	Fee Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Luke Düster(2)	—	—	—
Katherine D. Crothall, Ph.D.(3)	$37,000	$50,589	$87,589
Rodney Altman, M.D.(4)	$44,000	$50,589	$94,589
Peter Devlin(5)	$61,583	$50,589	$112,172
Brian K. Roberts(6)	$50,000	$50,589	$100,589
Joseph M. Mandato, D.M.(7)	$40,000	$50,589	$90,589

(1)
Represents the aggregate grant-date fair value of stock options granted during 2017 and still outstanding as at December 31, 2017, computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures.

(2)	Appointed as a director effective as of January 29, 2016.
(3)	Appointed as a director effective as of October 10, 2016.
(4)	Appointed as a director effective as of April 18, 2016.
(5)	Appointed as a director effective as of April 25, 2016.
(6)	Appointed as a director effective as of July 11, 2016.
(7)	Appointed as a director effective as of December 1, 2016.
The following table provides information about the options held by our non-employee directors as of December 31, 2017.

Name	Aggregate Option Awards Outstanding (#)
Luke Düster	—
Katherine D. Crothall, Ph.D.	14,075	(1)
Rodney Altman, M.D.	14,075	(2)
Peter Devlin	14,075	(2)
Brian K. Roberts	14,075	(3)
Joseph M. Mandato, D.M.	14,075	(1)

(1)
As of December 31, 2017, 5,575 shares underlying this option were vested. The shares underlying this option vest in equal quarterly installments over eight quarters. The shares underlying this option vest in full on June 23, 2019.

(2)
As of December 31, 2017, 6,169 shares underlying this option were vested and the remaining shares vest in equal quarterly installments over six quarters. The shares underlying this option vest in full on June 23, 2019.

(3)
As of December 31, 2017, 5,872 shares underlying this option were vested and the remaining shares vest in equal quarterly installments over six quarters. The shares underlying this option vest in full on June 23, 2019.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the applicable table below are deemed beneficially owned by the holders of such options and warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. Subject to community property laws, where applicable, the persons or entities named in the tables below have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

The following table sets forth information with respect to the beneficial ownership of our common stock as of February 5, 2018, or the Determination Date, by (i) each stockholder known by us to be the beneficial owner of more than 5% of our common stock (our only classes of voting securities), (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group. To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted.

Unless otherwise indicated in the following table, the address for each person named in the table is c/o Valeritas Holdings, Inc., 750 Route 202 South, Suite 600, Bridgewater, NJ 08807.

Name and address of beneficial owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (1)
5% and Greater Stockholders
Capital Royalty L.P.(2) 1000 Main St. Suite 2500 Houston, TX 77002	7,685,968	73.7%
Named Executive Officers and Directors
John E. Timberlake (3)	146,553	1.4
Leisa Swanson	0	*
Kristine Peterson	0	*
Matt Nguyen(4)	51,894	*
Erick Lucera	28,341	*
Geoffrey Jenkins(5)	101,970	*
Luke Düster 1000 Main St. Suite 2500 Houston, TX 77002	0	*
Rodney Altman, M.D.(6)	7,929	*
Peter Devlin(7)	10,929	*
Brian Roberts(8)	8,432	*
Joe Mandato, D.M.(9)	12,335	*
Katherine Crothall, Ph.D.(10)	7,335	*
All of our directors and executive officers as a group (12 Persons)	375,718	3.6%
* Less than 1%

(1)
Percentage ownership is based on 7,007,782 shares of common stock outstanding as of the Determination Date, together with securities exercisable or convertible into shares of common stock within 60 days after the Determination Date, for each shareholder. These amounts include 30,000 shares of unvested restricted stock, which are excluded on our financial statements. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)
Includes (a) 576,686 shares of common stock and 273,648 shares of Series A Convertible Preferred Stock ("Preferred Stock") held by Capital Royalty Partners II L.P. (“Capital Royalty Partners II”), (b) 210,773 shares of common stock and 96,705 shares of Preferred Stock held by Capital Royalty Partners II (Cayman) L.P. (“Capital Royalty Partners Cayman”), (c) 645,058 shares of common stock and 306,397 shares of Preferred Stock held by Capital Royalty Partners II Parallel Fund “A” L.P. (“Capital Royalty Partners A”), (d) 2,687,061 shares of common stock and 500,250 shares of Preferred Stock held by Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P. (“Capital Royalty Partners B”), and (e) 1,066,390 shares of common stock and 1,323,001 shares of Preferred Stock held by Parallel Investment Opportunities Partners II, L.P. (“Parallel Partners”). Capital Royalty Partners II, Capital Royalty Partners Cayman, Capital Royalty Partners A, Capital Royalty Partners B, and Parallel Partners are indirectly wholly owned by Capital Royalty L.P. (“Capital Royalty”). As the sole and managing member of Capital Royalty, Charles Tate may be deemed to beneficially own such shares of common stock held by Capital Royalty Partners II, Capital Royalty Partners Cayman, Capital Royalty Partners A, Capital Royalty Partners B, and Parallel Partners.

(3)	Consists of 44,584 shares of unrestricted common stock and 101,969 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.

(4)	Consists of 11,500 shares of unrestricted common stock, and 40,394 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.

(5)	Consists of 13,100 shares of unrestricted common stock, and 88,870 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.

(6)	Represents 7,929 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.

(7)	Represents 10,929 shares of common stock underlying options that are vested and exercisable with 60 days of the Determination Date.

(8)	Represents 800 shares of unrestricted common stock and 7,632 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.

(9)	Represents 5,000 shares of unrestricted common stock and 7,335 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.

(10)	Represents 7,335 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.

EQUITY COMPENSATION PLAN INFORMATION

The following table contains information about our equity compensation plans as of December 31, 2017.

Equity Compensation Plan Information
			Number of
			securities
			remaining
			available for
			future issuance
	Number of		under equity
	securities to be	Weighted-average	compensation
	issued upon	exercise price of	plans (excluding
	exercise of	outstanding	securities reflected
Plan Category	outstanding options	options	in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,661,749	$11.96	405,620
Equity compensation plans not approved by security holders	0	0	0
Total	1,661,749	$11.96	405,620

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

SEC rules require us to disclose any transaction since January 1, 2017 or currently proposed transaction in which we are a participant in which the amount involved exceeded or will exceed $120,000 and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our common stock, or an immediate family member of any of those persons.

Capital Royalty Group Term Loan
On May 23, 2013, we entered into a $50.0 million term loan with Capital Royalty, or the Term Loan, structured as a senior secured loan with a six-year term. The Term Loan is secured by substantially all of our assets, including our material intellectual property. The Term Loan bears interest at 11% per annum and compounds annually. Until the third anniversary of the Term Loan, we had the option to pay quarterly interest of 7.5% in cash and 3.5% payment-in-kind or PIK interest which is added to the aggregate principal amount of the Term Loan on the last day of each quarter. Thereafter, interest on the Term Loan was payable only in cash. The Term Loan contained a minimum revenue covenant, which was $50.0 million for 2015.
Certain events of default that occurred led us to enter into a series of forbearance agreements with Capital Royalty. The initial forbearance agreement was entered on May 18, 2015 and has subsequently been amended five times. The forbearance agreements, as amended entered in 2015, contained a number of terms and conditions in exchange for Capital Royalty’s agreement to forbear. The forbearance agreement imposed an interest rate at the default interest rate of 15% per annum and a prepayment premium of 4% on the aggregate outstanding balance on the date of the repayment. As of December 31, 2015, the parties deferred the forbearance expiration date again to January 22, 2016.

On January 22, 2016, we amended the forbearance agreement to extend the forbearance period to March 31, 2016. As part of the terms within the forbearance agreement, dated January 29, 2016, we issued warrants to Capital Royalty exercisable into 16,000,000 shares of private company Series AB Preferred Stock of the private company at $1.25 per share. On March 25, 2016, we amended forbearance agreement to extend the expiration of the forbearance period to April 30, 2016 and included a number of events that could trigger an earlier expiration of the forbearance agreement.
Concurrently with the closing of the 2016 Merger on May 3, 2016, we restructured the Term Loan and executed a forbearance termination agreement whereby the forbearance agreement was terminated. Capital Royalty converted its outstanding accrued interest and prepayment premium of $16.5 million into 8,609,824 shares of private company Series AB preferred stock and 4,649,859 shares of private company common stock. The private company Series AB shares were then converted into 2,053,959 of our common stock upon the 2016 Merger and all private company common shares were canceled upon the 2016 Merger. The principal balance was restated as $50.0 million with interest rate charged at 11% per annum, which is PIK interest through June 30, 2018 and then both PIK and cash interest thereafter. The restructured Term Loan requires quarterly interest payments during the term of the loan, which are set to commence on June 30, 2018. The repayment of principal on amounts borrowed under the Term Loan is scheduled to be completed on March 31, 2021.
On February 9, 2017, we entered into an agreement with Capital Royalty to, among other things, reduce the amount required by this liquidity covenant to $2.0 million. The minimum cash balance covenant would, however, revert back to $5.0 million if we were not able to consummate an underwritten public offering with gross proceeds of at least $40.0 million prior to December 31, 2017.
On February 14, 2017, we entered into an agreement with Capital Royalty and WCAS Capital Partners IV, L.P., or WCAS, whereby, upon completion of an underwritten public offering with gross proceeds of at least $40.0 million prior to December 31, 2017, approximately $27.5 million of the outstanding principal amount of our debt, including the Term Loan, would convert into shares of our to-be-created Series A Convertible Preferred Stock, at a price set forth in the executed definitive documents. On March 22, 2017, the debt was converted into an aggregate of 2,750,000 shares of our Series A Preferred Stock.
WCAS Capital Partners Note Payable
In 2011, concurrently with the issuance of Series C Preferred Stock, we issued a $5.0 million senior subordinated note, or the WCAS Note, to WCAS. Amounts due under the WCAS Note originally bore interest at 10% per annum, payable semi-annually. On May 23, 2013, the WCAS Note was amended such that the note bore interest at 12% per annum, and all interest accrues as compounded PIK interest and is added to the aggregate principal amount of the loan semi-annually. The then outstanding principal amount of the WCAS Note, including accrued PIK interest, is due in full in September 2021.
Concurrently with the closing of the 2016 Merger, we restructured the WCAS Note. WCAS converted its outstanding accrued interest and fees of $2.1 million to 1,660,530 shares of private company Series AB preferred stock, which were then converted into 396,201 shares of our common stock upon closing of the 2016 Merger.
The principal balance was restated as $5.0 million with 10% per annum payable entirely as PIK interest and debt maturity date set at September 8, 2021. No interest payments are required during the term of the loan. The principal balance and any interest accrued during the term of the loan are due on the maturity date.
Registration Rights Agreement
We entered into a registration rights agreement on February 14, 2017, with WCAS and Capital Royalty. This agreement provides for certain rights relating to the registration of the shares of common stock issuable upon the conversion of our Series A Convertible Preferred Stock held by WCAS and Capital Royalty.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors. These agreements, among other things, require us to indemnify each director (and in certain cases their related venture capital funds) to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director.

Policies and Procedures for Related Person Transactions
Our board of directors has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.
Director Independence

Under the listing requirements and rules of the Nasdaq Capital Market, or Nasdaq, independent directors must compose a majority of a listed company’s board of directors within a one-year period following the completion of its initial public offering. In addition, applicable Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees must be independent within the meaning of applicable Nasdaq rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the association of our directors with the holders of more than 5% of our common stock.

As a result of this review, our board of directors determined that all of our directors, other than Mr. Timberlake and Mr. Düster qualify as “independent” directors within the meaning of the Nasdaq rules. Nasdaq rules require that a majority of the board of directors and each member of our audit, compensation, and nominating and corporate governance committees be independent. We believe we are compliant with these independence requirements. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. There are no family relationships among any of our directors or executive officers.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. Each of Brian K. Roberts, Dr. Rodney D. Altman and Peter J. Devlin. qualify as an independent director pursuant to Rule 10A-3.

PRINCIPAL ACCOUNTING FEES AND SERVICES
The following table sets forth the aggregate fees incurred by us for the fiscal years shown:

	2017	2016
Audit Fees(1)	$257,500	$268,000

Audit-Related Fees(2)	$128,000	$75,000

Tax Fees(3)	$55,000	$30,000

Total Fees	$440,500	$373,000

(1)
Audit Fees consist of fees billed for professional services rendered for the audit of our consolidated annual financial statements and filing and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by the Independent Registered Public Accounting Firm.

(2)
Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees”.

(3)
Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance; tax planning and compliance work in connection with acquisitions and international tax planning.

Pre-Approval of Audit and Non-Audit Services
Consistent with requirements of the SEC and the Public Company Accounting Oversight Board regarding auditor independence, our audit committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our audit committee (or the chair if such approval is needed on a time urgent basis) generally pre-approves of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

LEGAL MATTERS
The validity of the shares of common stock offered in this offering was passed upon for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey.

EXPERTS
The consolidated financial statements of Valeritas Holdings, Inc. and its subsidiary, Valeritas, Inc., as of December 31, 2016 and 2015 and for each of the years in the two-year period ended December 31, 2016, incorporated in this Prospectus by reference have been audited by Friedman LLP, independent registered public accountants, as stated in their report thereon (which includes an explanatory paragraph referring to our ability to continue as a going concern), and are incorporated herein by reference, in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We post on our public website (http://www.valeritas.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

You can find, copy and inspect information we file with the SEC at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. You can also review our electronically filed reports and other information that we file with the SEC on the SEC’s web site at http://www.sec.gov.
Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You should rely only on the information contained in this prospectus (and any amendments or supplements thereto) or information to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus (or any amendments or supplements thereto).
This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC’s web site.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS
The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. The documents listed below (other than the portions of these documents deemed to be "furnished" or not deemed to be "filed,'" including the portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items) are incorporated by reference herein:
• our Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 21, 2017;

• our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 12, 2017;

•our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which was filed with the SEC on August 11, 2017;

• our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the SEC on November 8, 2017;

• our Definitive Proxy Statement on Schedule 14A relating to our 2017 Annual Meeting of Stockholders, which we filed with the SEC on May 5, 2017;

• our Definitive Proxy Statement on Schedule 14A relating to our Special Meeting of Stockholders held on March 8, 2017, which was filed with the SEC on February 15, 2017;

• our Current Reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on February 10, 2017, February 13, 2017, February 21, 2017; March 13, 2017; May 5, 2017; May 22, 2017; June 9, 2017; June 14, 2017; August 16, 2017; September 22, 2017, October 11, 2017, November 3, 2017, December 7, 2017, January 8, 2018, January 9, 2018, January 17, 2018 and January 29, 2018; and

• the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on March 20, 2017, and all amendments and reports updating such description.

We also are incorporating by reference any future information filed (rather than furnished) by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of the offering.  Such documents shall be deemed to be incorporated by reference into this prospectus.

You may request a copy of the documents incorporated by reference in this prospectus, including exhibits to these documents, orally or in writing, and they will be provided to you at no cost, by contacting:

Valeritas Holdings, Inc.
750 Route 202 South
Suite 600
Bridgewater, New Jersey 08807
(908) 927-9920

3,350,807 Shares
Common Stock
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PROSPECTUS
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February 13, 2018